   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 1995
                                                      REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                      (Coca-Cola Enterprises Inc. LOGO)
            (Exact name of registrant as specified in its charter)

                     DELAWARE                                          58-0503352
          (State or other jurisdiction of                 (I.R.S. Employer Identification No.)
          incorporation or organization)

               ONE COCA-COLA PLAZA, N.W., ATLANTA, GEORGIA 30313
                                 (404) 676-2100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                                  JOHN R. ALM
                           SENIOR VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                           COCA-COLA ENTERPRISES INC.
               ONE COCA-COLA PLAZA, N.W., ATLANTA, GEORGIA 30313
                                 (404) 676-2100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                    COPY TO:

                                 LOWRY F. KLINE
                                GENERAL COUNSEL
                           COCA-COLA ENTERPRISES INC.
               ONE COCA-COLA PLAZA, N.W., ATLANTA, GEORGIA 30313
                                 (404) 676-7153

    Approximate date of commencement of proposed sale to the public: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AS DETERMINED BY MARKET CONDITIONS.
                             ---------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
                             ---------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/
                             ---------------------

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                             ---------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                             ---------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

  ------------------------------------------------------------------------------------------------------------------------------
  ------------------------------------------------------------------------------------------------------------------------------
                                                                              PROPOSED           PROPOSED
                TITLE OF EACH CLASS                         AMOUNT             MAXIMUM            MAXIMUM           AMOUNT OF
                OF SECURITIES TO BE                          TO BE         OFFERING PRICE        AGGREGATE        REGISTRATION
                    REGISTERED                           REGISTERED(1)       PER UNIT(2)     OFFERING PRICE(2)       FEE(3)
  ------------------------------------------------------------------------------------------------------------------------------
Senior Debt Securities, Warrants to Purchase Senior
  Debt Securities, and Currency Warrants...........    $1,000,000,000(4)        100%          $1,000,000,000        $344,828
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) In United States dollars or the equivalent thereof in any other currency, currency unit or units, or composite currency or currencies.
(2) Estimated solely for the purpose of computing the registration fee.
(3) Pursuant to Rule 429 of the Securities Act of 1933, the amount of registration fee does not include $205,371 previously paid to the Commission relating to $595,575,000 aggregate principal amount of debt securities and warrants previously registered pursuant to Registration Statement No.
    33-46675, which remain unissued at the close of business on             ,
    1995.
(4) Such amount represents the principal amount of any Senior Debt Securities issued at their principal amount, the issue price rather than the principal amount of any Senior Debt Securities issued at an original issue discount, the issue price of any Debt Warrants and Currency Warrants, and the exercise price of any Senior Debt Securities issuable upon the exercise of Debt Warrants. Debt Warrants and Currency Warrants may be sold separately or with Senior Debt Securities or other Debt Warrants and Currency Warrants. It is not practicable to determine the number of Debt Warrants and Currency Warrants and the proposed maximum offering prices thereof at this time.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 (THE "ACT") OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
                             ---------------------

    THE PROSPECTUS CONTAINED HEREIN IS, PURSUANT TO RULE 429, A COMBINED PROSPECTUS WHICH MEETS THE REQUIREMENTS OF THE ACT FOR USE IN CONNECTION WITH THE SECURITIES COVERED BY THIS REGISTRATION STATEMENT AND THE SECURITIES COVERED BY THE COMPANY'S REGISTRATION STATEMENT ON FORM S-3, NO. 33-46675. THIS REGISTRATION STATEMENT ALSO CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 1 WITH RESPECT TO THE REGISTRANT'S REGISTRATION STATEMENT NO. 33-46675, AND SUCH POST-EFFECTIVE AMENDMENT SHALL HEREAFTER BECOME EFFECTIVE, CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT IN ACCORDANCE WITH SECTION 8(C) OF THE SECURITIES ACT OF 1933.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, SEPTEMBER 19, 1995

PROSPECTUS

                      (Coca-Cola Enterprises Inc. LOGO)

                            SENIOR DEBT SECURITIES,
                      DEBT WARRANTS AND CURRENCY WARRANTS

    Coca-Cola Enterprises Inc. (the "Company") intends to sell from time to time its senior debt securities (the "Debt Securities"), warrants to purchase Debt Securities (the "Debt Warrants") and warrants to receive from the Company the cash value in U.S. dollars of the right to purchase ("Currency Call Warrants") and to sell ("Currency Put Warrants" and, together with the Currency Call Warrants, the "Currency Warrants") such foreign currencies or units of two or more currencies as shall be designated by the Company at the time of offering, from which the Company will receive proceeds of up to $1,595,575,000 (or the equivalent in foreign denominated currencies or units of two or more currencies, based on the applicable exchange rate at the time of offering, as shall be designated by the Company at the time of offering). The Debt Securities, Debt Warrants and Currency Warrants, which are collectively called the "Securities," may be offered either jointly or separately and will be offered to the public on terms determined by market conditions at the time of sale.

    The Debt Securities will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

    Debt Securities of a series may be issuable in registered form without coupons ("Registered Securities"), in bearer form with or without coupons attached ("Bearer Securities") or in the form of one or more global securities (each a "Global Security"). Bearer Securities will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

    Each issue of Securities may vary, where applicable, as to aggregate principal amount, maturity date, public offering or purchase price, interest rate or rates and timing of payments thereof, provision for redemption or sinking fund requirements, if any, exercise provisions, currencies of denomination or currencies otherwise applicable thereto, selection of indices or formulae and any other variable terms, and methods of distribution. The accompanying Prospectus Supplement (the "Prospectus Supplement") sets forth the specific terms with regard to the Securities in respect of which this Prospectus is being delivered.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                             ---------------------

    The Securities will be sold directly, through agents, underwriters or dealers as designated from time to time or through a combination of such methods. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts are set forth in or may be calculated from the Prospectus Supplement with respect to such Securities. The net proceeds to the Company from such sale will be the purchase price less such commission in the case of an agent, the purchase price in the case of the dealer, or the public offering price less such discount in the case of an underwriter and less, in each case, other attributable issuance expenses. See "Plan of Distribution."

                             ---------------------

              THE DATE OF THIS PROSPECTUS IS              , 1995.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENTS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANYTIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange, and such reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement under the Securities Act of 1933, as amended, with respect to the Securities offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Securities offered hereby. Statements contained herein concerning any document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 1995 and Current Reports on Form 8-K dated January 31, 1995, April 17, 1995, June 23, 1995, July 18, 1995 and July 27, 1995 filed with the
Commission pursuant to Section 13 of the Exchange Act under File No. 1-9300 are hereby incorporated by reference into this Prospectus.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Securities shall hereby be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Prospectus Supplement.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus and the Prospectus Supplement is delivered, on written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the office of the Treasurer, Coca-Cola Enterprises Inc., 2500 Windy Ridge Parkway, Suite 700, Atlanta, Georgia 30339; telephone number (770) 989-3051.

                                  THE COMPANY

     The Company is in the liquid nonalcoholic refreshment business and is the world's largest marketer, distributor and producer of bottled and canned beverage products of The Coca-Cola Company.

     The Company was incorporated in Delaware in 1944 as a wholly owned subsidiary of The Coca-Cola Company and became a public company in 1986. The Coca-Cola Company owns approximately 44% of the Company's common stock.

     The Company's bottling territories include portions of 38 states, all of the District of Columbia, the U.S. Virgin Islands, the islands of Tortola and Grand Cayman, and the Netherlands. The Company's bottling rights are perpetual within the United States. In the Caribbean and the Netherlands, the Company's bottling rights run for stated terms of years, after which the Company may request extensions. (References in this prospectus to the "Company" include the Company and its divisions and subsidiaries.) In 1994, the Company's territories contained approximately 154 million people, and approximately 54% of the population of the United States lived within the Company's domestic bottling territories. In 1994 the Company sold approximately 1.7 billion equivalent cases, approximately 90% of which were beverage products of The Coca-Cola Company. (As used in this prospectus, "equivalent case" refers to 192 ounces of finished beverage product -- 24 eight-ounce servings.)

     The Company's principal executive offices are located at One Coca-Cola Plaza, N.W., Atlanta, Georgia 30313. The telephone number is (404) 676-2100.

STRATEGY

     The Company expects to accomplish its primary goal -- the enhancement of share-owner value -- through the implementation and execution of operating and financial strategies designed to build the value of the Company. The Company's principal operating goal is to increase long-term operating cash flow through profitable increases in sales volume. The increased complexity of the Company's business drives the Company's strategy of developing and executing innovative marketing programs at the local level. The increased competitiveness of its business dictates the Company's strategy to obtain profitable increases in case sales by balancing volume growth with improved margins and sustainable increases in market share. The realization of short-term profitability at the expense of market share is inconsistent with the Company's strategy. The Company intends to increase volume through profitable business partnerships with its customers and superior marketing to its consumers. The Company's financial strategies are designed to add value through the allocation of funds to projects and activities which generate returns in excess of the Company's cost of capital and which increase share-owner value. One of the Company's primary financial objectives is to achieve an optimal capital structure which provides financial flexibility for internal projects, share repurchases, and appropriately priced acquisitions.

RELATIONSHIP WITH THE COCA-COLA COMPANY

     The Coca-Cola Company is the Company's largest share owner. The Chairman of the Board of Directors and three other directors of the Company are executive officers or former executive officers of The Coca-Cola Company. The Company and The Coca-Cola Company are parties to a number of significant transactions and agreements incident to their respective businesses and may enter into additional material transactions and agreements from time to time in the future. The Company conducts its business primarily under contracts with The Coca-Cola Company. These contracts give the Company the exclusive right to market, distribute and produce beverage products of The Coca-Cola Company in authorized bottles and cans in specified territories and provide The Coca-Cola Company with the ability, in its sole discretion, to establish prices, terms of payment, and other terms and conditions for the purchase of concentrates and syrups from The Coca-Cola Company. Other significant transactions and agreements relate to, among other things, arrangements for cooperative marketing, advertising expenditures and purchases of sweeteners.

     Since 1979, The Coca-Cola Company has assisted in the transfer of ownership or financial restructuring of a majority of its United States bottler operations and has assisted in similar transfers of bottlers operating outside the United States. Certain bottlers and interests therein have been acquired by The Coca-Cola Company and certain of those have been sold to bottlers, including the Company, which are believed by management of The Coca-Cola Company to be the best suited to manage and develop these acquired operations. The Coca-Cola Company has advised the Company that it may continue to acquire bottling companies or interests therein and to assist in the sale of acquired bottlers to other bottlers, which may or may not include the Company, viewed as those best suited to promote the interests of The Coca-Cola Company and the Coca-Cola bottler system. In connection with such transactions, The Coca-Cola Company may own all or part of the equity interests of acquired bottlers for varying periods of time.

     As a result of matters such as the foregoing, the relationship between the Company and The Coca-Cola Company may give rise to potential conflicts of interest.

ACQUISITIONS AND DIVESTITURES

     The Company intends to acquire only bottling businesses offering the Company the ability to produce long-term share-owner value. The total cost of acquisitions since reorganization in 1986, including assumed and issued debt, where applicable, is approximately $5.7 billion. Since reorganization in 1986, the aggregate proceeds to the Company from the sale of bottlers and other businesses have been approximately $456 million; of this amount, bottlers representing sales proceeds of approximately $404 million were reacquired by the Company in 1991 as a result of the acquisition of Johnston Coca-Cola Bottling Group, Inc. ("Johnston"), now a subsidiary of the Company.

           RISK FACTORS RELATING TO CURRENCIES AND CURRENCY WARRANTS

     Debt Securities denominated or payable in foreign currencies and Currency Warrants may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets. These risks will vary depending upon the currency or currencies involved, and in the case of any Currency Warrants, the particular terms of such Currency Warrants. These risks will be more fully described in a Prospectus Supplement relating thereto.

                                USE OF PROCEEDS

     Except as set forth in a Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including the repayment of debt and possible business acquisitions. The Company may also use a portion of the proceeds from the sale of any Currency Warrants to hedge currency risks with respect to such Warrants. Pending such applications, the net proceeds will be temporarily invested in marketable securities.

     The Company expects to engage in additional financings as the need arises. The nature and amount of the Company's equity and long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time as a result of business requirements, market conditions and other factors.

                             SUMMARY FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company. The selected consolidated financial data are derived from and should be read in conjunction with the Consolidated Financial Statements of the Company (including the notes thereto). With respect to the fiscal years presented, audited consolidated financial statements are incorporated by reference into the Company's Annual Reports on Form 10-K for such periods and, with respect to the six-month periods ended June 30, 1995 and July 1, 1994, unaudited condensed consolidated financial statements are included in the Company's Quarterly Reports on Form 10-Q for such periods. The interim data are not necessarily indicative of results for the full year. The selected consolidated pro forma financial data for the fiscal year ended December 31, 1991 give effect to the acquisition of Johnston as if it occurred as of the beginning of 1991 (year ended December 31, 1991 with respect to the Company and October 26, 1991 with respect to Johnston).

                                                                                  FISCAL YEAR
                                                 -----------------------------------------------------------------------------
                                                                                                        1991
                                                    SIX MONTHS                                   -------------------
                                                 ----------------                                  PRO
                                                 1995(A)    1994     1994    1993(B)   1992(C)   FORMA(D)   REPORTED   1990(E)
                                                 -------   ------   ------   -------   -------   --------   --------   -------
                                                                (IN MILLIONS EXCEPT RATIOS AND PER SHARE DATA)
Operations Summary:
Net operating revenues.........................  $3,289    $2,929   $6,011   $5,465    $5,127     $5,027     $3,915    $3,933
Cost of sales..................................   2,054     1,786    3,703    3,372     3,219      3,170      2,420     2,400
                                                 -------   ------   ------   -------   -------   --------   --------   -------
Gross profit...................................   1,235     1,143    2,308    2,093     1,908      1,857      1,495     1,533
Selling, general and administrative expenses...     992       924    1,868    1,708     1,602      1,535      1,223     1,199
Provision for restructuring....................      --        --       --       --        --        152        152         9
                                                 -------   ------   ------   -------   -------   --------   --------   -------
Operating income...............................     243       219      440      385       306        170        120       325
Interest expense, net..........................     162       157      310      328       312        312        210       200
Other nonoperating income (deductions), net....       3         2       (3)      (2)       (6)        (3)        (2)        3
Gain on sale of bottling operations............       9        --       --       --        --         --         --        56
                                                 -------   ------   ------   -------   -------   --------   --------   -------
Income (loss) before income taxes and
  cumulative effect of changes in accounting
  principles...................................      87        60      127       55       (12)      (145)       (92)      184
Income taxes:
  Expense (benefit) excluding rate change......      38        28       58       30         3        (17)        (9)       91
  Rate change -- federal.......................      --        --       --       40        --         --         --        --
                                                 -------   ------   ------   -------   -------   --------   --------   -------
Income (loss) before cumulative effect of
  changes in accounting principles.............      49        32       69      (15)      (15)      (128)       (83)       93
Cumulative effect of changes in accounting
  principles...................................      --        --       --       --      (171)        --         --        --
                                                 -------   ------   ------   -------   -------   --------   --------   -------
Net income (loss)..............................      49        32       69      (15)     (186)      (128)       (83)       93
Preferred stock dividend requirements..........       1         1        2       --        --          9          9        16
                                                 -------   ------   ------   -------   -------   --------   --------   -------
Net income (loss) applicable to common share
  owners.......................................  $   48    $   31   $   67   $  (15)   $ (186)    $ (137)    $  (92)   $   77
                                                 =======   ======   ======   =======   =======   ========   =======    =======
Other Operating Data:
Depreciation expense...........................  $  155    $  138   $  282   $  254    $  227     $  205     $  160    $  150
Amortization expense...........................      93        89      179      165       162        125         91        86

Share and Per Share Data:
Average common shares outstanding..............     129       130      130      129       129        129        116       119
Net income (loss) per common share before
  cumulative effect of changes in accounting
  principles...................................  $ 0.37    $ 0.24   $ 0.52   $(0.11)   $(0.11)    $(1.06)    $(0.79)   $ 0.65
Net income (loss) applicable to common share
  owners.......................................    0.37      0.24     0.52    (0.11)    (1.45)     (1.06)     (0.79)     0.65
Dividends per common share.....................   0.025     0.025     0.05     0.05      0.05       0.05       0.05      0.05
Closing stock price............................   21.88     17.00    18.00    15.25     12.25      15.38      15.38     15.50

Ratios(F):
Ratio of earnings to fixed charges.............    1.50      1.36     1.38     1.16      (G)       (H)        (I)        1.81
Ratio of earnings to combined fixed charges and
  preferred stock dividends....................    1.48      1.34     1.37     1.16      (G)       (H)        (I)        1.59

Year-End Financial Position:
Property, plant and equipment, net.............  $2,131    $1,943   $1,963   $1,890    $1,733     $1,706     $1,706    $1,373
Franchise and other noncurrent assets..........   6,115     6,015    5,965    6,046     5,651      4,265      4,265     3,153
Total assets...................................   9,375     8,941    8,738    8,682     8,085      6,677      6,677     5,021
Long-term debt.................................   4,367     4,371    4,187    4,391     4,131      4,091      4,091     2,537
Share-owners' equity...........................   1,414     1,316    1,339    1,260     1,254      1,442      1,442     1,627

     The Company changed its fiscal year end in 1991 from the Friday nearest December 31 to a calendar year end. Accordingly, fiscal years presented are the periods ended December 31, 1994, 1993, 1992 and 1991 and December 28, 1990. The Company acquired subsidiaries in each year presented and divested subsidiaries in certain periods. Such transactions, except for the acquisition of Johnston and gains from the sale of certain bottling operations, did not significantly affect the Company's operating results in any one fiscal period. All acquisitions and divestitures have been included in or excluded from (as appropriate) the consolidated operating results of the Company from their respective transaction dates.

(A) In January 1995, the Company sold its 50% ownership interest in The Coca-Cola Bottling Company of the Mid South for a pre-tax gain of $9 million, or approximately $0.04 per common share.
(B) A one-time charge of $40 million ($0.31 per common share) to increase deferred income taxes resulted from a 1% increase in the corporate marginal income tax rate in connection with the Omnibus Budget Reconciliation Act of 1993.
(C) The adoption of FAS 106 and FAS 109 resulted in one-time charges to income. Fiscal periods prior to 1992 were not restated for these accounting changes.
(D) The pro forma Operations Summary, Other Operating Data, and Share and Per Share Data give effect to the acquisition of Johnston in December 1991 as though it had been completed at the beginning of 1991.
(E) In June 1990, the Company sold its interest in Coca-Cola Bottling Company of Ohio and Portsmouth Coca-Cola Bottling Company. These operations were sold to Johnston and, as a result of the 1991 acquisition of Johnston, were reacquired by the Company.
(F) The ratio of earnings to fixed charges has been determined by dividing (a) income before income taxes and fixed charges by (b) fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends has been determined by dividing (a) income before income taxes and fixed charges by (b) the sum of fixed charges and the Company's preferred stock dividend requirements. Fixed charges consist of interest expense, amortization of deferred debt charges, the portion of rent expense representative of interest costs and preferred stock dividend requirements of subsidiaries. Preferred stock dividends have been increased to an amount representing the pre-tax earnings that would be required to satisfy such dividend requirements.
(G) Earnings for 1992 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $12 million.
(H) On a pro forma basis, after giving effect to the acquisition of Johnston as described in note (D), earnings were insufficient to cover fixed charges and preferred stock dividends by $137 million and $146 million, respectively.
(I) Earnings for 1991 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $93 million and $102 million, respectively.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities and the related indenture (the "Indenture") dated as of July 30, 1991, as amended by the First Supplemental Indenture dated as of January 29, 1992 between the Company and Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company), as trustee (the "Trustee"), summarizes certain general terms and provisions of the Debt Securities and such Indenture. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all terms and provisions of the Debt Securities and the Indenture, including the definitions therein of certain terms. A copy of the Indenture is incorporated by reference as an exhibit to the Registration Statement. The particular terms of the Debt Securities and any variations from such general provisions applicable to any series of Debt Securities are described in the Prospectus Supplement with respect to such series.

GENERAL

     Debt Securities may be issued pursuant to the Indenture, without limitation as to aggregate principal amount, in one or more series, by the Company from time to time upon satisfaction of certain conditions precedent, including the delivery by the Company to the Trustee of a resolution of the Board of Directors of the Company, an authorized committee thereof, or any designees of such Board or committee, which fixes or provides for the establishment of terms of such Debt Securities, including: (1) the aggregate principal amount of such Debt Securities; (2) the date on which such Debt Securities are payable; (3) the rate or rates per annum (which may be fixed or variable) at which such Debt Securities will bear interest, if any; (4) the dates on which such interest, if any, will be payable; (5) the provisions for redemption of such Debt Securities, if any, the redemption price and any remarketing arrangements relating thereto;
(6) the sinking fund requirements, if any, with respect to such Debt Securities;
(7) whether the Debt Securities are denominated or provide for payment in United States dollars, a foreign currency or a composite currency; (8) whether the amount of payments of principal of (and premium, if any) or interest, if any, or any additional amounts ("Additional Amounts") in respect of such Securities may be determined with reference to any index, formula or other method, or based on a coin or currency other than that in which the Securities are stated to be payable, the manner in which such amounts shall be determined and the calculation agent, if any with respect thereto; (9) the form (registered or bearer or both) in which Debt Securities may be issued and any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Debt Securities in either form (including restrictions applicable to the offer, sale and delivery of Securities in bearer form which result from the requirements of the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder (the "Code")); (10) whether and under what circumstances the Company will pay Additional Amounts relating to specified taxes, assessments or other governmental charges in respect of Debt Securities and whether the Company has the option to redeem the affected Debt Securities rather than pay such Additional Amounts, and the terms of any such redemption;
(11) whether such Debt Securities shall be subject to defeasance and, if so, the terms thereof; and (12) the title of the Debt Securities and the series of which such Debt Securities shall be a part. Reference is made to the Prospectus Supplement for the terms of the Debt Securities being offered thereby. Debt Securities may also be issued under the Indenture upon the exercise of Debt Warrants. See "Description of Debt Warrants."

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Securities" means any Debt Securities that provide for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture provides the Company with the ability to "reopen" a previous issue of a series of Debt Securities and issue additional Debt Securities of such series in addition to the ability to issue Debt Securities with terms different than those of Debt Securities previously issued.

     The Debt Securities will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. However, since the Company is a holding company, the right of the Company, and hence the right of creditors of the Company (including the Holders of Debt Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

DENOMINATIONS, REGISTRATION AND TRANSFER

     The Debt Securities of a series will be issuable as Registered Securities, Bearer Securities or both. Debt Securities of a series may be issuable in the form of one or more Global Securities, as described below under "Global Securities." Unless otherwise provided in an applicable Prospectus Supplement with respect to a series of Debt Securities, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof without coupons and Bearer Securities denominated in U.S. dollars will be issued only in denominations of $5,000 with or without coupons. The Prospectus Supplement relating to a series of Debt Securities denominated in a foreign or composite currency will specify the denominations thereof.

     In connection with its original issuance, no Bearer Security will be mailed or otherwise delivered to any location in the United States. A Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification, in a form specified in the applicable Prospectus Supplement, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined in the Code) or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution which agrees to comply with the requirements of Section 165(j) (3) (A), (B) or (C) of the Code.

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities and if so provided in an applicable Prospectus Supplement, at the option of the Holder and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between (i) a Regular Record Date or a Special Record Date and (ii) the relevant date for payment of interest, shall be surrendered without the coupon relating to such date for payment of interest. Interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security but will be payable only to the Holder of such coupon when due in accordance with the terms of the Indenture.

     Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has initially appointed the Trustee as Security Registrar under the Indenture. If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series. If Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     In the event of any redemption in part, the Company shall not be required to (i) register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the selection of Debt Securities of that series for redemption and ending at the close of business of the day of such selection; (ii) register the transfer of or exchange any Registered Securities so selected for redemption in whole or in part, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security so selected for redemption, except with respect to Securities of a series, that such Bearer Security may be exchanged for a Registered Security of that series so long as such Registered Security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal (and premium, if any) and interest, if any, on Registered Securities (other than a Global Security) will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time. However, at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register, or by wire transfer to an account maintained by the person entitled thereto as specified in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment.

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal (and premium, if any) and interest, if any, on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time. However, at the option of the Company, payment of any interest may be made by check mailed to any address outside the United States or by transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States, by check mailed to any address in the United States, or by transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation or any other demand for payment to the Company or its designated Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

     Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in The City of New York will be designated as the Company's Paying Agent for payments with respect to Debt Securities which are issuable solely as Registered Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Debt Securities will be named in the related Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series. The Company will be required to maintain a Paying Agent with respect to any Bearer Securities of a series in a Place of Payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland or the Luxembourg Stock Exchange or any other stock exchange located outside of the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London, Luxembourg or any other required city located outside the United States as long as the Debt Securities of such series are listed on such exchange.

     All monies paid by the Company to a Paying Agent for the payment of principal of (and premium, if any) and interest, if any, on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company, and the Holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository identified in an applicable Prospectus Supplement. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged for Debt Securities in definitive form, a temporary Global Security may not be transferred except as a whole by the depository for such Global Security to a nominee of such depository, by a nominee of such depository to such depository or another nominee of such depository, or by such depository or any such nominee to a successor of such depository or a nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to any depository arrangements.

     Upon the issuance of a Global Security, the depository for such Global Security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the Debt Securities represented by such Global Security. Such amounts shall be designated by the underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have amounts with the depository for such Global Security or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository (with respect to participants' interests) for such Global Security or by participants or persons that hold interests through participants (with respect to beneficial owners' interests).

CERTAIN COVENANTS IN THE INDENTURE

     RESTRICTIONS ON LIENS. The Company covenants in the Indenture that it will not, nor will it permit any Restricted Subsidiary (as hereinafter defined) to, create, incur, issue, assume, guarantee or suffer to exist any Secured Debt (as hereinafter defined) without in any such case effectively providing, concurrently with the creation, incurrence, issuance, assumption or guaranty of any such Secured Debt, that the Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guaranteed by the Company or such Restricted Subsidiary ranking equally with the Debt Securities and then existing or thereafter created) shall be secured equally and ratably with or prior to such Secured Debt so long as such Secured Debt shall be secured. The foregoing restrictions shall not apply to (1) Mortgages (as hereinafter defined) on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary; (2) Mortgages on property or shares of stock existing at the time of acquisition of such property or stock by the Company or a Restricted Subsidiary or existing as of June 28, 1991; (3) Mortgages to secure the payment of all or any part of the price of acquisition, construction or improvement of such property or stock by the Company or a Restricted Subsidiary, or to secure any Secured Debt incurred by the Company or a Restricted Subsidiary, prior to, at the time of, or within 90 days after, the later of the acquisition or completion of construction (including any improvements on an existing property), which Secured Debt is incurred for the purpose of financing all or any part of the purchase price thereof or construction of improvements thereon; provided, however, that, in the case of any such acquisition, construction or improvement, the Mortgage shall not apply to any property theretofore owned by the Company or a Restricted Subsidiary, other than, in the case of any such construction or improvement, any theretofore substantially unimproved real property on which the property or improvement so constructed is located; (4) Mortgages securing Secured Debt of a

Restricted Subsidiary owing to the Company or to another Restricted Subsidiary;
(5) Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary; (6) Mortgages on property of the Company or a Restricted Subsidiary in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, or in favor of any other country or any political subdivision thereof, or any department, agency or instrumentality of such country or political subdivision, to secure partial progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Mortgages; or (7) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in the foregoing clauses (1) through (6), inclusive; provided, however, that the principal amount of Secured Debt secured thereby shall not exceed the principal amount of Secured Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements and construction on such property).

     Notwithstanding the foregoing provisions, the Company and any one or more Restricted Subsidiaries may, without securing the Debt Securities, create, incur, issue, assume or guarantee Secured Debt secured by a Mortgage which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other Secured Debt of the Company and its Restricted Subsidiaries which (if originally created, incurred, issued, assumed or guaranteed at such time) would otherwise be subject to the foregoing restrictions (not including Secured Debt permitted to be secured under clauses
(1) through (7) above), does not at the time exceed 10% of the share-owners' equity of the Company and its consolidated Subsidiaries (as hereinafter defined) as shown on the consolidated financial statements of the Company as of the end of the fiscal year immediately preceding the date of determination.

     RESTRICTIONS ON SALE AND LEASEBACK TRANSACTIONS. The Company covenants in the Indenture that it will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction (as hereinafter defined) unless:
(1) the Company or such Restricted Subsidiary would be entitled to create, incur, issue, assume or guarantee indebtedness secured by a Mortgage upon such property at least equal in amount to the Attributable Debt (as hereinafter defined) in respect of such arrangement without equally and ratably securing the Debt Securities; provided, however, that from and after the date on which such arrangement becomes effective, the Attributable Debt in respect of such arrangement shall be deemed, for all purposes under the "Restrictions on Liens" covenant above, to be Secured Debt subject to the provisions of such covenant; or (2) since June 28, 1991 and within a period commencing twelve months prior to the consummation of such Sale and Leaseback Transaction and ending twelve months after the consummation of such Sale and Leaseback Transaction, the Company or Restricted Subsidiary, as the case may be, has expended or will expend for the Principal Property (as hereinafter defined) an amount equal to (A) the net proceeds of such Sale and Leaseback Transaction, and the Company elects to designate such amount as a credit against such Sale and Leaseback Transaction, or (B) a part of the net proceeds of such Sale and Leaseback Transaction and the Company elects to designate such amount as a credit against such Sale and Leaseback Transaction and applies an amount equal to the remainder of the net proceeds as provided in clause (3) hereof; or (3) such Sale and Leaseback Transaction does not come within the exceptions provided by clause (1) above and the Company does not make the election permitted by clause (2) above or makes such election only as to a part of such net proceeds, in either of which events the Company shall apply an amount in cash equal to the Attributable Debt in respect of such arrangement (less any amount elected under clause (2) hereof) to the retirement, within 90 days of the effective date of any such arrangement, of indebtedness for borrowed money of the Company or any Restricted Subsidiary (other than indebtedness for borrowed money of the Company which is subordinated to the Debt Securities) which by its terms matures at or is extendible or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than twelve months after the date of the creation of such indebtedness for borrowed money (it being understood that such retirement may be made by prepayment of such indebtedness for borrowed money, if permitted by the terms thereof, as well as by payment at maturity and that at the option of the Company and pursuant to the terms of the Indenture, such indebtedness may include the Debt Securities).

     RESTRICTIONS ON CONSOLIDATION, MERGER OR SALE. Under the terms of the Indenture, the Company may not consolidate with or merge with or into, or transfer all or substantially all of its assets to, any person unless (i) either the Company will be the resulting or surviving entity or such person is a corporation organized and existing under the laws of the United States, a state thereof or the District of Columbia, (ii) such person expressly assumes, by supplemental indenture satisfactory to the Trustee, all the obligations of the Company under the Debt Securities and the Indenture and (iii) immediately before and immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company as a result of such transaction as having been incurred by the Company at the time of such transaction, no Default or Event of Default shall have occurred or be continuing.

     CERTAIN DEFINITIONS. The term "Attributable Debt" in respect of a Sale and Leaseback Transaction means the present value (discounted at the weighted average interest rate borne by all Debt Securities Outstanding at the time of such Sale and Leaseback Transaction discounted semi-annually) of the obligation of a lessee for net rental payments during the remaining term of any lease (including any period for which such lease has been extended).

     The term "Mortgage" or "Mortgages" means any mortgage, pledge, lien, security interest or other encumbrances upon any Principal Property or on any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired) .

     The term "Principal Property" means each bottling plant or facility of the Company or a Restricted Subsidiary located within the United States of America (other than its territories and possessions) or Puerto Rico, except any such bottling plant or facility which the Board of Directors of the Company by resolution reasonably determines not to be of material importance to the total business conducted by the Company and its Restricted Subsidiaries.

     The term "Restricted Subsidiary" means any Subsidiary (i) substantially all of the property of which is located, or substantially all of the business of which is carried on, within the fifty states of the United States of America, the District of Columbia or Puerto Rico and (ii) which owns or leases any Principal Property.

     The term "Sale and Leaseback Transaction" means any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property whether such Principal Property is now owned or hereafter acquired (except for temporary leases for a term, including renewals at the option of the lessee, of not more than three years and except for leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries), which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person with the intention of taking back a lease of such property.

     The term "Secured Debt" means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed secured by any Mortgage.

     The term "Subsidiary" means any corporation of which stock having by its terms ordinary voting power to elect at least a majority of the board of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by the Company or by the Company and one or more Subsidiaries or by one or more Subsidiaries.

EVENTS OF DEFAULT

     Under the Indenture, the following will be Events of Default with respect to Debt Securities of a particular series: (a) default in the payment of, interest on or Additional Amounts payable in respect of any Debt Security of that series when due, continued for 30 days; (b) default in the payment of any principal or premium, if any, on any Debt Security of that series when due; (c) default in the making of any sinking fund payment, when due, in respect of any Debt Security of that series; (d) default in the performance of any other covenant of the Company contained in the Indenture for the benefit of such series or in the Debt Securities of such series, continued for 60 days after written notice as provided in the Indenture; (e) the acceleration of any other indebtedness of the Company in excess of $15,000,000 due to default; (f) certain events of bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. The Trustee or the Holders of 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or such lesser amount as may be provided for in the Debt Securities of that series) of all Outstanding Debt Securities of that series and the interest accrued thereon and Additional Amounts payable in respect thereof, if any, to be due and payable immediately if an Event of Default (other than one in (f) above) with respect to Debt Securities of such series shall occur and be continuing at the time of declaration. If an Event of Default as specified in (f) above occurs, all unpaid principal and accrued interest (or such lesser amount as may be provided for in the Debt Securities of that series) shall ipso facto become immediately due and payable without any other declaration or act on the part of the Trustee or any Holder. It is anticipated that the terms of each series of Original Issue Discount Securities will provide that, upon declaration of acceleration of the Maturity of any such series of Original Issue Discount Securities, the Accreted Amount (as hereinafter defined) of such Original Issue Discount Securities shall be due and payable. "Accreted Amount" shall mean an amount in respect of each Original Issue Discount Security of the affected series equal to the sum of (a) the issue price of such Original Issue Discount Security as determined in accordance with Section 1273 of the Code, (b) the aggregate of the portions of the original issue discount which shall theretofore have accrued pursuant to
Section 1272 of the Code (without regard to Section 1272(a) (7) of the Code) from the date of issue of such Original Issue Discount Security (i) for each six month or shorter period ending on the Interest Payment Date prior to the date of declaration of acceleration, and (ii) for the shorter period, if any, from the end of the immediately preceding six-month period, as the case may be, to the date of declaration of acceleration, and (c) accrued interest to the date such Accreted Amount is paid (without duplication of any amount set forth in (b) above); minus all amounts theretofore paid in respect of such Original Issue Discount Security, which amounts are considered as part of the "stated redemption price at maturity" of such Original Issue Discount Security within the meaning of Section 1273(a)(2) of the Code or any successor provision (whether such amounts paid were denominated principal or interest).

     At any time after a declaration of acceleration has been made with respect to Debt Securities of any series but before a judgment or decree for payment of money due has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may rescind any declaration of acceleration and its consequences, if all payments due (other than those due as a result of acceleration) have been made and all Events of Default have been remedied or waived. Any Event of Default with respect to Debt Securities of any series may be waived by the Holders of a majority in principal amount of all Outstanding Debt Securities of that series, except in a case of failure to pay principal or premium, if any, or interest or Additional Amounts, if any, on any Debt Security of that series for which payment had not been subsequently made or in respect of a covenant or provision which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected.

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of default with respect to a particular series of Debt Securities, give the Holders of the Debt Securities of such series notice of such default known to it (the term default to mean the events specified above without grace periods); provided that, except in the case of default in the payment of principal of, premium (if any) on, interest on or any Additional Amount payable with respect to any Debt Securities of any series or in the making of any sinking fund payment payable with respect to any Debt Securities of any series, the Trustee may withhold the notice if and so long as a committee of its trust officers in good faith determines that withholding the notice is in the best interests of the Holders of Debt Securities of that series and any related series.

     The Holders of a majority in principal amount of the Outstanding Debt Securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series, provided that such direction shall not be in conflict with any law or the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of such Holders, the Trustee will be entitled to receive from such Holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction.

     The Company will be required to furnish to the Trustee annually a statement as to the fulfillment by the Company of all of its obligations under the Indenture.

MODIFICATION AND WAIVER

     With certain exceptions, modification or amendment of the Indenture or the rights of Holders of the Debt Securities may be effected by the Company and the Trustee with the consent of the Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected thereby, provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of any installment of principal of, or interest or Additional Amounts on, any Debt Security or any premium payable on the Redemption Price; (b) reduce the principal amount of, or the interest or Additional Amounts payable on, any Debt Security or reduce the amount of principal which could be declared due and payable on, any Debt Security or reduce the amount of principal which could be declared due and payable prior to the Stated Maturity; (c) change the coin or currency of any payment of principal, any premium, interest or Additional Amounts on any Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (e) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required to approve any supplemental indenture, to waive compliance with certain provisions of the Indenture or certain defaults thereunder, or to reduce quorum or voting requirements applicable to meetings of Holders; or (f) modify the foregoing requirements in
(a) through (e) above, requiring the consent of each Holder of each Outstanding Debt Security affected thereby, or the percentages of such Holders required to waive past defaults, or the percentage of such Holders which may rescind an acceleration, except to increase any such percentage, and except to provide that other provisions of the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected thereby. Except with respect to certain fundamental provisions, the Holders of at least a majority in principal amount of Outstanding Debt Securities of any series may, with respect to such series, waive past defaults under the Indenture and waive compliance by the Company with certain provisions of the Indenture.

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series if Debt Securities of that series are issuable as Bearer Securities. A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series and the related coupons. With certain exceptions, the quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series.

SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture generally provides that the Company may terminate its obligations under the Indenture with respect to a particular series of Debt Securities if all the Debt Securities of such series previously authenticated and delivered (other than lost, destroyed or stolen Debt Securities of such series that have been replaced or paid) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it thereunder or if
(i) the Debt Securities of a particular series have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption and (ii) the Company irrevocably deposits with the Trustee money sufficient to pay principal of and interest on such Debt Securities that are due or will become due upon redemption or maturity, as the case may be, and to pay all other sums payable by it thereunder. In such case, Holders of such Debt Securities must look to the deposited money for payment.

CONCERNING THE TRUSTEE

     Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company), New York, New York, is the Trustee under the Indenture. The Company maintains banking relationships in the ordinary course of business with Chemical Bank.

                          DESCRIPTION OF DEBT WARRANTS

     The Company may issue, together with Debt Securities or Currency Warrants or separately, Debt Warrants for the purchase of Debt Securities. The Debt Warrants are to be issued under Debt Warrant Agreements (each a "Debt Warrant Agreement") to be entered into between the Company and a bank or trust company, as Debt Warrant Agent (the "Debt Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to Debt Warrants being offered thereby. A copy of the form of Debt Warrant Agreement, including the form of Warrant Certificates representing the Debt Warrants (the "Debt Warrant Certificates"), reflecting the alternative provisions to be included in the Debt Warrant Agreements that will be entered into with respect to particular offerings of Debt Warrants, is incorporated by reference as an exhibit to the Registration Statement. The following summaries of certain provisions of the Debt Warrant Agreement and the Debt Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debt Warrant Agreement and the Debt Warrant Certificates, respectively, including the definitions therein of certain terms.

GENERAL

     The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Debt Warrant Agreement relating to such Debt Warrants and the Debt Warrant Certificates representing such Debt Warrants, including the following: (1) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants and the procedures and conditions relating to the exercise of such Debt Warrants;
(2) the designation and terms of any related Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (3) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (4) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (5) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (6) a discussion of material federal income tax considerations, if any; and (7) whether the Debt Warrants represented by the Debt Warrant Certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered.

     Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations and Debt Warrants may be exercised at the corporate trust office of the Debt Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, Holders of Debt Warrants will not have any of the rights of Holders of the Debt Securities purchasable upon such exercises and will not be entitled to payments of principal of (and premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

EXERCISE OF DEBT WARRANTS

     Each Debt Warrant will entitle the Holder to purchase for cash such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Debt Warrants offered thereby. Debt Warrants may be exercised at any time up to the close of business on the Expiration Date set forth in the Prospectus Supplement relating to the Debt Warrants offered thereby. After the close of business on the Expiration Date, unexercised Debt Warrants will become void.

     Debt Warrants may be exercised as set forth in the Prospectus Supplement relating to the Debt Warrants offered thereby. Upon receipt of payment and the Debt Warrant Certificate properly completed and duly executed at the corporate trust office of the Debt Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities purchasable upon such exercise. If less than all of the Debt Warrants represented by such Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining amount of Debt Warrants.

                        DESCRIPTION OF CURRENCY WARRANTS

     The Company may issue, together with Debt Securities or Debt Warrants or separately, Currency Warrants (i) in the form of Currency Put Warrants entitling the Holders thereof to receive from the Company the Cash Settlement Value in U.S. dollars of the right to sell a specified amount of a specified foreign currency or currency units for a specified amount of U.S. dollars and/or (ii) in the form of Currency Call Warrants entitling the Holders thereof to receive from the Company the Cash Settlement Value in U.S. dollars of the right to purchase a specified amount of a specified foreign currency or units of two or more currencies for a specified amount of U.S. dollars. The spot exchange rate of the applicable Base Currency, upon exercise, as compared to the U.S. dollar, will determine whether the Currency Warrants have a Cash Settlement Value on any given day prior to their expiration.

     The Currency Warrants are to be issued under a Currency Warrant Agreement to be entered into between the Company and a bank or trust company, as Currency Warrant Agent (the "Currency Warrant Agent"), all as shall be set forth in the applicable Prospectus Supplement. A copy of the form of Currency Warrant Agreement, including the forms of global Warrant Certificates representing the Currency Put Warrants and Currency Call Warrants (the "Currency Warrant Certificates"), reflecting the provisions to be included in the Currency Warrant Agreement that will be entered into with respect to particular offerings of Currency Warrants, is incorporated by reference as an exhibit to the Registration Statement. The following summaries of certain provisions of the Currency Warrant Agreement and the Currency Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Currency Warrant Agreement and the Currency Warrant Certificates, respectively, including the definitions therein of certain terms.

GENERAL

     The applicable Prospectus Supplement will describe the terms of Currency Warrants offered thereby, the Currency Warrant Agreement relating to such Currency Warrants and the Currency Warrant Certificates representing such Currency Warrants, including the following: (1) whether such Currency Warrants will be Currency Put Warrants, Currency Call Warrants, or both; (2) the formula for determining the Cash Settlement Value, if any, of each Currency Warrant; (3) the procedures and conditions relating to the exercise of such Currency Warrants; (4) the circumstances which will cause the Currency Warrants to be deemed to be automatically exercised; (5) any minimum number of Currency Warrants which must be exercised at any one time, other than upon automatic exercise; (6) the date on which the right to exercise such Currency Warrants will commence and the date on which such right will expire (the "Expiration Date"); and (7) a discussion of material federal income tax considerations, if any.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

     Except as may otherwise be provided in an applicable Prospectus Supplement, the Currency Warrants will be issued in book-entry form represented by a global Currency Warrant Certificate registered in the name of a depository or its nominee. Holders will not be entitled to receive definitive certificates representing Currency Warrants. A Holder's ownership of a Currency Warrant will be recorded on or through the records of the brokerage firm or other entity that maintains such Holder's account. In turn, the total number of Currency Warrants held by an individual brokerage firm for its clients will be maintained on the records of the depository in the name of such brokerage firm or its agent. Transfer of ownership of any Currency Warrant will be effected only through the selling Holder's brokerage firm.

     The Cash Settlement Value will be paid by the Currency Warrant Agent to the depository. The depository will be responsible for crediting the amount of such payments to the accounts of participants or indirect participants in accordance with its standard procedures. Each participant or indirect participant will be responsible for disbursing such payments to the Holders that it represents and to each brokerage firm for which it acts as agent. Each such brokerage firm will be responsible for disbursing funds to the Holders that it represents.

EXERCISE OF CURRENCY WARRANTS

     Except as may otherwise be provided in an applicable Prospectus Supplement, each Currency Warrant will entitle the Holder to receive the Cash Settlement Value of such Currency Warrant on the applicable Exercise Date, in each case as such terms will be defined in the applicable Prospectus Supplement. If not exercised prior to 3:00 P.M., New York City time, on the fifth New York Business Day preceding the Expiration Date, Currency Warrants will be deemed automatically exercised on the Expiration Date.

LISTING

     Except as may otherwise be provided in an applicable Prospectus Supplement, each issue of Currency Warrants will be listed on a national securities exchange, subject only to official notice of issuance, as a condition of sale of any such Currency Warrants. In the event that the Currency Warrants are delisted from, or permanently suspended from trading on, such exchange, the Expiration Date for such Currency Warrants will be the date such delisting or trading suspension becomes effective and Currency Warrants not previously exercised will be deemed automatically exercised on such Expiration Date. The applicable Currency Warrant Agreement will contain a covenant of the Company not to seek delisting of the Currency Warrants, or suspension of their trading, on such exchange.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in any of the following ways: (i) through underwriters or dealers, (ii) directly to a limited number of institutional purchasers or to a single institutional purchaser, (iii) through agents and (iv) a combination of any of the foregoing. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933. The Prospectus Supplement with respect to the Securities of a particular series sets forth the terms of the offering of such Securities, including the name or names of any underwriters or agents, the public offering or purchase price and the proceeds to the Company from such sale, any discounts and commissions to be allowed or paid to the underwriters or agents, all other items constituting underwriting compensation, the discounts and commissions to be allowed or paid to dealers, if any, and the securities exchanges, if any, on which the Securities will be listed. Under certain circumstances, the Company may repurchase Securities and reoffer them to the public as set forth above. The Company may also arrange for repurchases and resales of such Securities by dealers.

     If so indicated in the Prospectus Supplement, the Company will authorize the underwriters to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to Delayed Delivery Contracts providing for payment and delivery on the date stated in the Prospectus Supplement. Each such contract will be for an amount not less than the amount specified in such Prospectus Supplement, and unless the Company otherwise agrees, the aggregate principal amount of Debt Securities sold pursuant to such contracts shall not be more than the respective amounts stated in the Prospectus Supplement. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of the Company. Delayed Delivery Contracts will not be subject to any conditions except that the purchase by an institution of the Debt Securities covered thereby shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

     Under the agreements that may be entered into with the Company, the underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

     Each underwriter, dealer and agent participating in the distribution of any Debt Securities that are issuable as Bearer Securities will agree that it will not offer, sell or deliver, directly or indirectly, Bearer

Securities in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of such Debt Securities.

                                 LEGAL MATTERS

     The legality of the Securities has been passed upon for the Company by Lowry F. Kline, General Counsel of the Company, who as to matters of New York law has relied upon the opinion of Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Coca-Cola Enterprises Inc. at December 31, 1994 and December 31, 1993 and for each of the three years in the period ended December 31, 1994, incorporated by reference in Coca-Cola Enterprises Inc.'s Annual Report on Form 10-K, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses in connection with the issuance and distribution of the Securities being registered. All amounts except the SEC registration fee are estimates.

SEC registration fee.............................................................  $  344,828
Fees and expenses of accountants.................................................     150,000
Fees and expenses of counsel.....................................................     125,000
Blue sky fees and expenses.......................................................      20,000
Fees and expenses of Trustee and Warrant Agent...................................      60,000
Printing and engraving expenses..................................................      30,000
Rating agency fees...............................................................     250,000
Miscellaneous....................................................................      20,172
                                                                                   ----------
          Total..................................................................  $1,000,000
                                                                                    =========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Six of the Company's Restated Certificate of Incorporation provides for the elimination of personal monetary liabilities of directors of the Company for breaches of certain of their fiduciary duties to the full extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "GCL").
Section 102(b) (7) of the GCL enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of members of its board of directors to the corporation or its share owners for monetary damages for violations of a director's fiduciary duty as a director. Such a provision has no effect on the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. In addition, no such provision may eliminate or limit the liability of a director for breaching his or her duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating the law, paying an unlawful dividend or approving an illegal stock repurchase, or obtaining an improper personal benefit.

     Article Eleven of the Company's Restated Certificate of Incorporation provides for indemnification of directors and officers to the extent permitted by the GCL. Section 145 of the GCL provides for indemnification of directors and officers from and against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement reasonably incurred by them in connection with any civil, criminal administrative or investigative claim or proceeding (including civil actions brought as derivative actions by or in the right of the corporation but only to the extent of expenses reasonably included in defending or settling such action) in which they may become involved by reason of being a director or officer of the corporation. The section permits indemnification if the director or officer acted in good faith in a manner which he or she reasonably believed to be in or not opposed to the best interest of the corporation and, in addition, in criminal actions, if he or she had reasonable cause to believe his or her conduct to be lawful. If, in an action brought by or in the right of the corporation, the director or officer is adjudged to be liable for negligence or misconduct in the performance of his or her duty, he or she will be entitled to only such indemnity as the court finds to be proper. Persons who are successful in defense of any claim against them are entitled to indemnification as of right against expenses reasonably incurred in connection therewith. In all other cases, indemnification shall be made (unless otherwise ordered by a court) only if the board of directors, acting by a majority vote of a quorum of disinterested directors, independent legal counsel or holders of a majority of shares entitled to vote determines that the applicable standard of conduct has been met. Section 145 of the GCL also provides such indemnity for persons who, at the request of the corporation, act as directors, officers, employees or agents of other corporations, partnerships or other enterprises.

     The Company maintains directors' and officers' liability insurance which insures against liabilities that directors or officers of the Company may incur in such capacities.

ITEM 16.  EXHIBITS.

     The following exhibits are filed as part of or incorporated by reference in this Registration Statement.

EXHIBIT NO.                                   DESCRIPTION OF EXHIBIT
-----------      ---------------------------------------------------------------------------------
     1.1    --   Form of Underwriting Agreement for Senior Debt Securities, Debt Warrants and
                 Currency Warrants, including forms of Terms Agreement and Delayed Delivery
                 Contract -- incorporated herein by reference to Exhibit 1.1 to the Company's
                 Registration Statement on Form S-3, No. 33-46675.
     1.2    --   Amended and Restated Distribution Agreement dated as of November 6, 1992 between the Company and Shearson Lehman Brothers Inc. and Salomon Brothers Inc, as
                 Agents, relating to the offer and sale of Medium-Term Notes of the
                 Company -- incorporated herein by reference to Exhibit 1.1 to the Company's
                 Current Report on Form 8-K (Date of Report November 6, 1992).
     1.3    --   Form of Agreement Relating to Purchase of Notes with respect to purchases of the
                 Company's Medium-Term Notes as principal by persons other than Shearson Lehman
                 Brothers Inc. and Salomon Brothers Inc -- filed herewith.
     4.1    --   Indenture dated as of July 30, 1991 between the Company and Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company), as
                 Trustee -- incorporated herein by reference to Exhibit 4.1 to the Company's
                 Current Report on Form 8-K (Date of Report July 30, 1991).
     4.2    --   First Supplemental Indenture dated as of January 29, 1992 between the Company and
                 Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company) --
                 incorporated herein by reference to Exhibit 4.01 to the Company's Current Report on Form 8-K (Date of Report January 29, 1992).
     4.3    --   Form of Debt Warrant Agreement -- incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3, No. 33-32067.
     4.4    --   Form of Currency Warrant Agreement -- incorporated herein by reference to Exhibit
                 4.3 to the Company's Registration Statement on Form S-3, No. 33-32067.
     4.5    --   Form of Fixed Rate Medium Term Note -- incorporated herein by reference to
                 Exhibit 4.4 to the Company's Registration Statement on Form S-3, No. 33-41911.
     4.6    --   Form of Floating Rate Medium Term Note -- incorporated herein by reference to
                 Exhibit 4.5 to the Company's Registration Statement on Form S-3, No. 33-41911.
     5.1    --   Opinion of Lowry F. Kline re legality of Securities -- filed herewith.
     5.2    --   Opinion of Cravath, Swaine & Moore re legality of Securities -- filed herewith.
    12      --   Statements re Computation of Ratios -- incorporated herein by reference to
                 Exhibit 12 to the Company's Quarterly Report on Form 10-Q for the second quarter ended June 30, 1995.
    23.1    --   Consent of Lowry F. Kline (included as part of Exhibit 5.1).
    23.2    --   Consent of Cravath, Swaine & Moore (included as part of Exhibit 5.2).
    23.3    --   Consent of Ernst & Young LLP -- filed herewith.
    24      --   Powers of Attorney -- filed herewith.
    25      --   Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Chemical -- incorporated herein by reference to Exhibit 26 to the
                 Company's Registration Statement on Form S-3, No. 33-46675.

ITEM 17.  UNDERTAKINGS.

     The Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (1) (i) and (1) (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15 (d) of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the Securities offered therein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the Securities being registered which remain unsold at the termination of the offering.

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the Securities offered therein and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Company pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. ln the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ATLANTA, STATE OF GEORGIA, ON THE 19TH DAY OF SEPTEMBER, 1995.

                                          COCA-COLA ENTERPRISES INC.

                                          BY:       /s/ John R. Alm
                                             ---------------------------------
                                                        John R. Alm
                                                 Senior Vice President and
                                                  Chief Financial Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE DATES INDICATED.

                  SIGNATURE                                TITLE                     DATE
---------------------------------------------   ---------------------------   -------------------
         /s/ S.K. Johnston, Jr.                 Vice Chairman, Chief           September 19, 1995
---------------------------------------------     Executive Officer and a
            (S.K. Johnston, Jr.)                  Director (principal
                                                  executive officer)

             /s/ John R. Alm                    Senior Vice President and      September 19, 1995
---------------------------------------------     Chief Financial Officer
                (John R. Alm)                     (principal financial
                                                  officer)

          /s/ Bernice H. Winter                 Vice President and             September 19, 1995
---------------------------------------------     Controller (principal
             (Bernice H. Winter)                  accounting officer)

                      *                         Chairman of the Board of       September 19, 1995
---------------------------------------------     Directors
            (M. Douglas Ivester)

                      *                         President, Chief Operating     September 19, 1995
---------------------------------------------     Office and a Director
            (Henry A. Schimberg)

                      *                         Director                       September 19, 1995
---------------------------------------------
             (Howard G. Buffett)

                      *                         Director                       September 19, 1995
---------------------------------------------
             (John L. Clendenin)

                      *                         Director                       September 19, 1995
---------------------------------------------
             (Johnnetta B. Cole)

                      *                         Director                       September 19, 1995
---------------------------------------------
           (T. Marshall Hahn, Jr.)

                  SIGNATURE                                TITLE                     DATE
---------------------------------------------   ---------------------------   -------------------
                      *                         Director                       September 19, 1995
---------------------------------------------
              (Claus M. Halle)

                      *                         Director                       September 19, 1995
---------------------------------------------
             (L. Phillip Humann)

                      *                         Director                       September 19, 1995
---------------------------------------------
             (E. Neville Isdell)

                      *                         Director                       September 19, 1995
---------------------------------------------
               (John E. Jacob)

                      *                         Director                       September 19, 1995
---------------------------------------------
             (Robert A. Keller)

                      *                         Director                       September 19, 1995
---------------------------------------------
          (Scott L. Probasco, Jr.)

                      *                         Director                       September 19, 1995
---------------------------------------------
           (Francis A. Tarkenton)

*By:     /s/ Lowry F. Kline
    -----------------------------------------
             Lowry F. Kline
            Attorney-in-Fact

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                          DESCRIPTION
------      ------------------------------------------------------------------------------------
  1.1   --  Form of Underwriting Agreement for Senior Debt Securities, Debt Warrants and
            Currency Warrants, including forms of Terms Agreement and Delayed Delivery
            Contract -- incorporated herein by reference to Exhibit 1.1 to the Company's
            Registration Statement on Form S-3, No. 33-46675.
  1.2   --  Amended and Restated Distribution Agreement dated as of November 6, 1992 between the
            Company and Shearson Lehman Brothers Inc. and Salomon Brothers Inc, as Agents,
            relating to the offer and sale of Medium-Term Notes of the Company -- incorporated herein by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K (Date
            of Report November 6, 1992).
  1.3   --  Form of Agreement Relating to Purchase of Notes with respect to purchases of the
            Company's Medium-Term Notes as principal by persons other than Shearson Lehman
            Brothers Inc. and Salomon Brothers Inc -- filed herewith.
  4.1   --  Indenture dated as of July 30, 1991 between the Company and Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company), as
            Trustee -- incorporated herein by reference to Exhibit 4.1 to the Company's Current
            Report on Form 8-K (Date of Report July 30, 1991).
  4.2   --  First Supplemental Indenture dated as of January 29, 1992 between the Company and
            Chemical Bank (as successor by merger to Manufacturers Hanover Trust
            Company) -- incorporated herein by reference to Exhibit 4.01 to the Company's
            Current Report on Form 8-K (Date of Report January 29, 1992).
  4.3   --  Form of Debt Warrant Agreement -- incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3, No. 33-32067.
  4.4   --  Form of Currency Warrant Agreement -- incorporated herein by reference to Exhibit
            4.3 to the Company's Registration Statement on Form S-3, No. 33-32067.
  4.5   --  Form of Fixed Rate Medium Term Note -- incorporated herein by reference to Exhibit
            4.4 to the Company's Registration Statement on Form S-3, No. 33-41911.
  4.6   --  Form of Floating Rate Medium Term Note -- incorporated herein by reference to
            Exhibit 4.5 to the Company's Registration Statement on Form S-3, No. 33-41911.
  5.1   --  Opinion of Lowry F. Kline re legality of Securities -- filed herewith.
  5.2   --  Opinion of Cravath, Swaine & Moore re legality of Securities -- filed herewith.
 12     --  Statements re Computation of Ratios -- incorporated herein by reference to Exhibit
            12 to the Company's Quarterly Report on Form 10-Q for the second quarter ended June
            30, 1995.
 23.1   --  Consent of Lowry F. Kline (included as part of Exhibit 5.1).
 23.2   --  Consent of Cravath, Swaine & Moore (included as part of Exhibit 5.2).
 23.3   --  Consent of Ernst & Young LLP -- filed herewith.
 24     --  Powers of Attorney -- filed herewith.
 25     --  Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of
            1939 of Chemical Bank -- incorporated herein by reference to Exhibit 26 to the
            Company's Registration Statement on Form S-3, No. 33-46675.